Filed by Starburst II, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Sprint Nextel Corporation

Commission File No.: 001-04721

“Selected Portions of Earnings Results Briefing and Related Presentation Materials

The following transcripts and related slides relate to the SoftBank Corp. earnings results briefing held on January 31, 2012. The briefing was conducted in Japanese with simultaneous English translation, and the transcripts filed hereunder are transcribed from the simultaneous English translation. While every effort has been made to provide an accurate translation and transcription, there may be typographical mistakes, inaudible statements, mistranslations of certain statements, errors, omissions or inaccuracies in the transcript. SoftBank believes that none of these inaccuracies is material. The related slides used in the earnings results briefing are included as an attachment to this transcript. A replay of the earnings results briefing is accessible through SoftBank’s website at www.softbank.co.jp/en/.”

Cautionary Statement Regarding Forward Looking Statements This document includes _forward-looking statements_ within the meaning of the securities laws. The words_may,could,should,estimate,project,forecast,intend,expect,anticipate,believe,target,plan,providing guidance_ and similar expressions are intended to identify information that is not historical in nature. This document contains forward-looking statements relating to the proposed transaction between Sprint Nextel Corporation (_Sprint_) and SoftBank Corp. (_SoftBank_) and its group companies, including Starburst II, Inc. (_Starburst II_) pursuant to a merger agreement and the proposed acquisition by Sprint of Clearwire Communications LLC (_Clearwire_). All statements, other than historical facts, including statements regarding the expected timing of the closings of the transactions; the ability of the parties to complete the transactions considering the various closing conditions; the expected benefits of the transaction, such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of SoftBank or Sprint; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transactions may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transactions or that the required approval by Sprint_s stockholders for the merger with SoftBank or by Clearwire_s stockholders for the acquisition by Sprint may not be obtained; (2) there may be a material adverse change of SoftBank or Sprint or the respective businesses of SoftBank or Sprint may suffer as a result of uncertainty surrounding the transactions; (3) the transactions may involve unexpected costs, liabilities or delays; (4) the legal proceedings that have been initiated, as well as any additional legal proceedings that may be initiated, related to the transactions; and (5) other risk factors as detailed from time to time in Sprint_s, Starburst II_s and Clearwire_s reports filed with the Securities and Exchange Commission (_SEC_), including Sprint_s and Clearwire_s Annual Reports on Form 10-K for the year ended December 31, 2011, Sprint_s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, Clearwire_s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013, June 30, 2012 and September 30, 2012 and the risk factors set forth in the proxy statement/prospectus contained in Starburst II_s Registration Statement on Form S-4, which are (or will be, when filed) available on the SEC_s web site (www.sec.gov). There can be no assurance that the transactions will be completed, or if completed, that such transactions will close within the anticipated time period or that the expected benefits of such transactions will be realized. All forward-looking statements contained in this document and the documents referenced herein are made only as of the date of the document in which they are contained, and none of Sprint, SoftBank or Starburst II undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements. Additional Information and Where to Find It In connection with the proposed strategic combination, Starburst II plans to file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Sprint, and that also will constitute a prospectus of Starburst II. Sprint will mail the proxy statement/prospectus to its stockholders. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The proxy statement/prospectus, as well as other filings containing information about Sprint, SoftBank and Starburst II, will be available, free of charge, from the SEC_s web site (www.sec.gov). Sprint_s SEC filings in connection with the transaction also may be obtained, free of charge, from Sprint_s web site (www.sprint.com) under the tab _About Us _ Investors_ and then under the heading _Documents and Filings _ SEC Filings,_ or by directing a request to Sprint, 6200 Sprint Parkway, Overland Park, Kansas 66251, Attention: Shareholder Relations or (913) 794-1091. Starburst II_s SEC filings in connection with the transaction (when filed) also may be obtained, free of charge, by directing a request to SoftBank, 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan; telephone: +81.3.6889.2290; e-mail: ir@softbank.co.jp. Participants in the Merger Solicitation The respective directors, executive officers and employees of Sprint, SoftBank, Starburst II and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Sprint_s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2011. Other information regarding the interests of such individuals as well as information regarding Starburst II_s directors and executive officers and prospective directors and executive officers will be available in the proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SoftBank Press Conference

January 31, 2013

Presentation by Masayoshi Son, Chairman & CEO, SoftBank Corp.

Lead Son (05:00~)

Customer number, even though that it is kind of combined with WILLCOM and EMOBILE… In addition to that we have announced the acquisition of Sprint so exceeding 40 million in the domestic market and assuming that we will be adding Sprint’s customer number that will bring us close to 100 million in near future. In the next fiscal year round, which is the fiscal 2013 the period ending March 2014, we would be closing in on DoCoMo in terms of operating income and also customer number-wise we will become the number one. So acquiring Vodafone KK at the time of entering into this market we thought that the way to become number one is too long, and we were not sure back than when we would be able to reach that target. However, with a strong passion we had and with the strong determined mind, we have challenged so many things and that brought us to the steady steps towards the target. And now we believe that we would be able to reach there. It’s not what you have but actually it’s what you determined is more important to bring the things come true. Now I would like to go into my presentation.

(Slide 10)

•

In addition, from this year, with the proper process and the smooth process in regulatory and administrative work, we will be able to exceed the competitors in the US market as well, which is also showing a steady increased level in operating margin.

(Slide 11)

•	Also for the EBITDA margin, we recorded 52% so it exceeded the 50% level for the first time. Even compared with the competitors, we are making better progress.

(Slide 17)

•

Net interest-bearing debt is also making steady reductions. This time we had an acquisition of Sprint corporate bonds, but if we exclude that, it is making a steady decrease in net interest-bearing debt.

(Slide 18-19)

•

More importantly, multiple is the key, which is the net debt over EBITDA, and how healthy it is for the company. That is shown in this slide, which is 0.7x for our case in multiple. Just for your reference, AT&T, Verizon, those very good blue chip companies are about 1.Xx, like 1.5x or so. So compared to those companies, we are actually better in net debt EBITDA multiples, even including leases it is 1.3x.

(Slide 20)

•	Along with the acquisition of Sprint, 20 billion US dollars of financing has been completed and structured under facility A and B.

(Slide 21)

•

We have been seeing foreign exchange rates changing. If we decided to finance with the exchange rate as of today, then that is going to give us about 91 yen per dollar. Fortunately we have already made a rapid action and we were expecting that the exchange rate may change, so we decided to use the forward exchange rate, so that for the total amount of 20 billion US dollars, we had a forward exchange rate of 82.2 yen per dollar. Supposing that we purchased it as of today’s yen, then that would make a difference of 200 billion yen – so 200 billion yen cheaper in terms of financing for us. This is very much fortunate for us and that is it, but at least we can say that we were able to hedge the risk with exchange rates already. That is a substantial gain there. The net income has not seen any record. I was reading the bulletin boards on Yahoo! showing the net income, including that 200 billion yen deemed again, but that is not included in our net sales. That is just a misunderstanding by the writer on the bulletin board, I believe. So this has nothing included in the net income. Substantially, the deemed gain is that amount. It is just a comparison with today’s amount for the exchange.

(Slide 22)

•	As for dividend policy, we have no change in dividend policy.

(Slide 23)

•

Along with this Sprint acquisition we have decided to adopt international financial reporting standards, also known as IFRS. Recently, from international investors, they have been showing interest in our company. To provide the appropriate measurements, using international standards, would be better tools for investors to compare companies. That is why we have decided to adopt IFRS from fiscal year 2013 in the first quarter.

(Slide 34)

•

Global number one. Maybe the telecom operators in smaller countries have recorded better EBITDA margins but when compared to the operators in key markets, SoftBank’s EBITDA margin is better than any other companies. Our revenue growth rate is number one and our margin growth rate is number one in the world. In China the number of subscribers has been growing and the same goes for India and Latin American countries. Still, even with the smaller subscriber base, our margin rate is growing faster.

(Slide 39)

•

Fixed-line operating income growth rate is also number one in the world. That is phenomenal. There are a lot of other fixed-line communication operators with larger scales in the world. They have a larger subscriber base, but our operating income amount and operating income growth rate are higher than other companies. So we are determined to achieve growth and we work hard. That attitude, passion and determination has produced results.

(Slide 71)

•

For the outlook, for this fiscal year, we are sure that our domestic consolidated operating income would exceed the 700 billion yen mark. I announced this target earlier this year but we can achieve that target. Every time I announce the target, we always achieve the target or achieve over the target.

(Slide 72)

•

Again, about the 700 billion yen operating income target – we do achieve this at the end of this fiscal year. And for the next fiscal year, fiscal 2013, at that time, we will adopt IFRS, but even accounted under the Japan GAAP, we are targeting to achieve the domestic consolidated operating income of 800 billion yen in fiscal year 2013. That number is very close to DoCoMo’s operating income today. So in fiscal 2013, starting from April, we are targeting to generate 800 billion yen consolidated operating income in Japan.

(Slide 73)

•	We always have the determination to be number one. So in Japan, we would like to achieve that target.

(Slide 74)

•

Now, when we include the overseas business, and we hope to see that the acquisition of Sprint will complete in fiscal 2013 – and in 2013, we will adopt IFRS, but on the first year of acquisition, we should take account of M&A related accounting, and also lots of costs. One-time costs will be incurred. But even with that, we should absorb all the negative impact, and then, still we are targeting to achieve 700 billion yen of operating income under IFRS.

(Slide 75)

•	In fiscal 2014, we are targeting to renew the record of profits, or consolidated operating income, including overseas business.

(Slide 76)

•	So our next challenge is in the United States.

(Slide 77)

•	Let me talk about Sprint.

(Slide 78)

•	We expect three synergies from the Sprint acquisition: number one, smartphone; number two, network; and number three, our turnaround track record should be utilized.

(Slide 79)

•

First of all, smartphone. The Japan market is different from the United States, so many people are skeptical about our synergy theory. But recently the smartphones used in Japan are pretty much the same as what are used in the United States. The smartphones are global standard smartphones that are used in Japan. So comparing Japan and the United States in the number of purchases in smartphones, I believe the number will be twice as much as DoCoMo or even four times of KDDI. That will be the volume that we are looking at to purchase. So twice as much or four times as much for the smartphone purchase, meaning that the figures will give us the purchasing power. The desirable chipset, the desirable spectrum, desirable price – those are the ones that we will be able to negotiate. Pre-installs of the content – so that negotiation power in terms of those factors can be enhanced. That will be one of the biggest synergies that we will be able to benefit. So the purchasing powers in smartphone, in Japan for example, DoCoMo, was the biggest purchaser. That is why they were able to put the functions such as One Seg or the others. Those demands were the requirements for the vendors. That was kind of the trend for the past twenty-some years so far. But this will be the first time that SoftBank will be able to exceed the numbers of smartphone purchases compared to those competitors. So in the United States, in Sprint, the purchasing power is not equivalent to Verizon or AT&T, but by combining the numbers in SoftBank and Sprint, then we will be able to become equivalent or even closer to Verizon and AT&T. So that will also give the advantage to Sprint as well.

(Slide 80)

•

Next is network equipment. The biggest company in terms of network equipment is China Mobile. But the vendors installing the equipment in China Mobile are mainly the Chinese vendors. So excluding such factors, the major equipment vendors, such as Ericson, Nokia Siemens, or Alcatel-Lucent – so there are lots of companies and vendors like that, but equipment vendors with the global standard we will be able to have. We will become one of the biggest purchasers in terms of network equipments, and we will exceed AT&T, Vodafone or Verizon, so that is why that is going to give us the advantage in terms of specification, functions, requirements and also the price, so that we will be able to take an advantage over those companies as well. That is another one of the biggest synergies.

(Slide 81)

•

Third, last but not least, something that we will be able to share with Sprint is the proven track record, or the proven turnaround track record. WILLCOM, JAPAN TELECOM, Vodafone, even Yahoo Japan as well – we have been expanding their profitability continuously. And that knowhow is one of the biggest invisible assets that we have, which is something that we will be able to share with Sprint.

(Slide 82)

•

Now that we are showing the biggest profitability, that is something where we will be able to share the value with Sprint, so that we believe we will be able to bring the EBITDA margin of 16% toward 30% at some time later.

(Slide 83)

•

So we have started the information exchange meetings every week. It is not the Group company yet. So there is no commanding or any orders. There are rules of the gun jumping. So there are not any orders or command. But what we are doing is we are learning each other and we are sharing and learning the information that we have.

(Slide 84)

•

So here shows our meetings. So we have a face-to-face meeting as well. And we have such meetings every week, Tuesday morning in Japan time or the evening of Monday US time. And this is on a regular basis. The day before yesterday that I just returned from the United States, and we are planning to have a face-to-face meeting on an every month basis. And also, their management is visiting us. So at least, once in two weeks, we have a chance to have the face-to-face meeting, , or using the TV conference, that we are using. That is going to give us a chance to have an information exchange every week. With that, I have even more confidence that we will be able to compete with the competitors.

(Slide 85)

•

Here is the summary. Domestic operating income, 800 billion yen, and also provide better connectivity – connect anywhere. As explained earlier, in terms of connectivity, we are or may be in the number one position in terms of connectivity. We do need to spend some more days and months; we may not always be the number one. But here, we are even determined to increase the number of base stations for platinum band, so that we will be able to have a solid number one position in terms of connectivity. In addition to that, we would like to drive growth with overseas opportunity. And we would like to make the big success together with our partners. That is all for my presentation. Thank you very much and thank you for your continuous support.

Question

•

My name is Masuno from Nomura Securities. So you are adopting the IFRS. I have a question about the operating income for the next fiscal year. In addition to not only Sprint, also you are adding Clearwire for this forecast, and it is 700 billion yen for the IFRS, but under Japan GAAP it is 800 billion yen. There is a difference, so you are expecting that Clearwire is going to be showing negative profitability. Even if as a standalone you have profitability I believe that it is going to be offset. Here it is shown that there is a 100 billion yen difference in between those two numbers. They could be a one-time expense M&A accounting treatment, or depreciation, those kind of things may be included, but how much of that will be a one-time expense, and how much is others? That is one first question. And another thing is, I believe that the interest rate, I am expecting about 2 billion yen for Clearwire and Sprint, and also you have 2.5 trillion yen of financing so that under IFRS, how much will be the income before tax?

Son

•

We have not yet closed the transaction with Sprint, so I would not be able to discuss or do not know the details of the numbers yet. There are some conservative views as well included in this number. That is one thing. And second of all, the numbers of Clearwire, or the negative part of the Clearwire is also included for the assumption. And third, one-time expense is also considered in a conservative way, and depreciation of the customer assets relates to the M&A accounting treatment, that is another thing that we need to see in a conservative way. But those are not expenses raised to the cash. So business-performance-wise we are seeing signs of increasing profits in Sprint and also the negative figures in Clearwire are not that large, so that those two, and also looking in a conservative way, and seeing the 700 billion as kind of the bottom, and after that we expect to be able to turnaround, so that our overseas business is also giving us positive influence into our bottom line. So I believe this is kind of a one-time situation, so Sprint and Clearwire after spending one year or so, and our domestic business will record a profitability continuously, that is something that we assume, in addition to that in fiscal year 2014 we expect to be able to record a record high in consolidated operating income.

Question

•

I am Tanabe from Toyo Keizai Weekly. You said that your procurement power for smartphones will increase because of the combination with Sprint. I don’t know about your strategy for the devices, but so far a lot of your users have difficulties with connection, but once you get procurement power you could provide better handsets. What kind of benefits can users enjoy?

Son

•

Well, we can have a strong lineup of great products meeting global standards, and also we could provide a lot of lucrative features and applications or contents that can be used by the users. Also the procurement price could be lower because of the economies of scale and volume purchase so we would like to pass on that benefit to users by offering the good price for the handsets.

Question

•	Can we expect that benefit in the very near future?

Son

•	It takes about 18 months to launch the new handset or device for new designs, but we would like to shorten the time frame so that we can provide good handsets as soon as possible.

ATTACHMENT

SELECTED SLIDES FROM PRESENTATION MATERIALS USED

IN EARNINGS RESULTS BRIEFING

Operating Margin
(%)
25
20
15
10
2006 Q1-3
'07 Q1-3
'08 Q1-3
'09 Q1-3
'10 Q1-3
'11 Q1-3
'12 Q1-3
(FY)
24% SoftBank
20% AT&T
19% Verizon

No.1 profitability

*April to December (9-month period for Japanese companies) January to September (9-month period for US companies)

*Created by SoftBank based on respective companies' publicly available information.

10

Mobile EBITDA Margin (%) 55 52% SoftBank 50 47%Verizon 45 44% NTT DOCOMO 41% 40 40%AT&T No.1 in both 35 KDDI Japan & US 30 *Created by SoftBank based on respective companies_ publicly available information. *April to March (for Japanese companies) 25 January to December (for US companies) Mobile Service EBITDA Revenue Margin = Mobile EBITDA / Mobile Telecom 2005 _06 _07 _08 _09 _10 _11 _12 KDDI FY2012 data not shown due to reorganization of KDDI_s 11 YTD reportable segments.

(JPY t) Net Interest-bearing Debt 2.2 2.0 2.0 Maintain appropriate 1.7 1.4 level 0.86 0.7 Bridge financing related to 0.25 proposed acquisition of Sprint CB 0.61 Press release from December 17, 2012) *Refer to the press release issued on December 17, 2012 2006 _07 _08 _09 _10 _11 _12 (CY) *Excluding lease obligations Dec. Dec. Dec. Dec. Dec. Dec. Dec. 17

Net Debt/EBITDA Multiple (times) 5.0 4.4x Maintain appropriate 4.0 level 3.0 2.0 1.0 0.7x 0 *Excluding finance leases. 2006 _07 _08 _09 _10 _11 _12 (CY) Net interest-bearing debt for each period-end/EBITDA of respective period Dec. Dec. Dec. Dec. Dec. Dec. Dec. For FY2012, calculated 4/3 of EBITDA from Q1 to Q3. 18

Net Debt/EBITDA Multiple (times) 5.0 4.8x Maintain appropriate 4.0 level 3.0 2.0 1.3x Including lease obligations 1.0 0 *Including finance leases. 2006 _07 _08 _09 _10 _11 _12 (CY) Net interest-bearing debt for each period-end/EBITDA of respective period Dec. Dec. Dec. Dec. Dec. Dec. Dec. For FY2012, calculated 4/3 of EBITDA from Q1 to Q3. 19

Sprint Acquisition (1) JPY 0.25 t Facility A: Acquisition of Sprint CB (Drawdown in Dec. 2012) USD 20.1bn Facility B: (JPY1.65t) JPY 1.4 Acquisition of Sprint t (Drawdown at the time of acquisition) Financing to complete acquisition is available SoftBank Bridge Loan Investment *Refer to the press release issued on December 17, 2012. 20

95 Sprint Acquisition (2) (JPY) USD-JPY Exchange Rate JPY 91_(Jan. 30, 2013) 90 FX risk hedged for full amount 85 Forward exchange rate Average JPY 82.2 80 10/15 Sprint acquisition announced *Final closing exchange date. rate will be determined on the Sprint acquisition 75 2012/10/1 11/1 12/1 2013/1/1 21

Adoption of International Financial Reporting Standards (IFRS) along with Sprint acquisition (From FY2013/Q1) 23

Mobile EBITDA Margin SoftBank 52% China Mobile 49% Verizon 47% NTT DOCOMO 44% Global AT&T 40% No.1 TeliaSonera 29% 15% *Mobile EBITDA Margin = Mobile EBITDA/Mobile telecom service revenue Comparison limited to operators disclosing mobile telecom service revenue and 34 mobile EBITDA. YTD

Fixed-line Operating Income Growth Rate



SoftBank
14%
British Telecom
5.3%
AT&T
2.1%
BCE
-5.4%
NTT
-6.0%
Global No.1

*SoftBank includes Broadband Infrastructure Business, while AT&T and BCE represents Wireline segment, and NTT represents Regional Communications segment
*Created by SoftBank based on respective companies' publicly available information

39

FY2012 (Forecast) Domestic Consolidated Operating Income Exceed JPY 700 billion (USD 7.7bn) 71

FY2013 (Forecast) Domestic Consolidated Operating Income (Japan-GAAP) JPY 800 billion (USD 8.8bn) 72

Operating Income (JPY bn) NTT DOCOMO (Japan) 820.0 800.0 SoftBank (USD 8.8bn) KDDI 505.0 Stable growth *Created by SoftBank based on respective companies_ publicly 0 available information. 2005 _06 _07 _08 _09 _10 _11 _12 _13 (FY) (forecast) 73

FY2013 (Forecast) Consolidated Operating Income Including Overseas Business (IFRS) Approx. JPY 700 billion (USD 7.7bn) 74

FY2014 (Forecast) Consolidated Operating Income Including Overseas Business (IFRS) Record High Profit 75

Next challenge is in the US 76

Sprint TM 77

SoftBank+Sprint TM 1. Smartphones 2. Network 3. Turnaround track record Synergies enhance competitiveness 78

SoftBank+Sprint TM + (m) Number of Smartphones Sold 28.8 26.9 Economies of scale 21.7 with No. 3 position in Japan & US 8.8 5.6 Verizon AT&T SoftBank NTT KDDI *Verizon & AT&T: FY2012 results. Sprint *Others: FY2011 results. DOCOMO 79

SoftBank+Sprint TM + (USD bn) Mobile CAPEX 20.6 Economies of scale 13.3 with No. 2 position 10.8 10.1 8.9 8.4 3.5 *SoftBank + Sprint: FY2012 forecast China Mobile SoftBank AT&T Vodafone Verizon NTT KDDI Verizon: FY2012 actual results Sprint (Consolidated) DOCOMO Others: FY2011 results *Created by SoftBank based on respective companies_ 80 publicly available information.

JAPAN TELECOM


92.3bn
-105.8bn
2000
'11
(FY)

vodafone


429.2bn
vodafone
SoftBank
76.3bn
2002
'11
(FY)

WILLCOM


5.19m
3.77m
WILLCOM
SoftBank
May 2009
Dec. 2012

Proven turnaround track record

81

Sprint (%) (%) 60 52% 60 Turnaround 40 38% 40 36% begins 27% 20 20 16% 2002_03 _04 _05 _06 _07 _08 _09 _10 _11 _12 (FY) 2006 _07 _08 _09 _10 _11 _12 (FY) (Q1-3) YTD 82 *Mobile EBITDA Margin = Mobile EBITDA/Mobile Telecom Service Revenue Mobile EBITDA Margin

SoftBank+Sprint TM Promote Mutual Understanding 83

84

Summary 1. income: Domestic operating JPY 800 billion(USD 8.8bn) (FY2013) 2. Connect anywhere 3. with Drive growth overseas opportunities 85

=SoftBank86

1. Application of accounting standard for disclosure on segments The “Accounting Standard for Disclosures about Segments of an Enterprise and Related Information” and related “Guidance on the Accounting Standard for Disclosures about Segments of an Enterprise and Related Information” are applied from FY2010/Q1. Financial results for 2010/3 are shown based on the new standard for comparison purposes only and have neither been audited nor reviewed by our independent auditors. All financial information for 2010/3 presented herein based on the new standard are subject to our audited and reviewed financial reports for the relevant corresponding periods. 2. Definition of terms etc. in this material. Free cash flow (FCF): cash flows from operating activities + cash flows from investing activities. EBITDA: operating income (loss) + depreciation and amortization (including amortization of goodwill). Net interest-bearing debt: interest-bearing debt - cash position Interest-bearing debt: short-term borrowings + commercial paper + current portion of corporate bonds + corporate bonds + long-term borrowings. Lease obligations are not included. This excludes the corporate bonds (WBS Class B2 Funding Notes, issued by J-WBS Funding K.K.) with a face value of JPY 27.0bn acquired by SoftBank Corp. during 2010/3 that were issued under the whole business securitization financing scheme associated with the acquisition of Vodafone K.K. Cash position: cash & cash deposits + marketable securities recorded as current assets. (excludes Yahoo! Inc. shares which were held by a subsidiary of SoftBank Corp. in the United States of America). Record high, record high revenue: since SoftBank Corp. applied consolidated accounting in 1995/3. SoftBank Corp. owns 100% shares issued by WILLCOM, Inc. However, WILLCOM, Inc. is in the process of reorganization under the Corporate Reorganization Act and the Company does not have effective control over WILLCOM, Inc. Therefore, WILLCOM, Inc. is not treated as a subsidiary. 3. Trademarks and registered trademarks The names of other companies, other logos, product names, service names, brands, etc., mentioned in this material are registered trademarks or trademarks of SoftBank Corp. or the applicable companies. Unauthorized copying of this material and use of the information or the data in this material in whole or in part are not permitted. - Apple, the Apple logo, iPhone and iPad are trademarks of Apple. - The trademark “iPhone” is used with a license from Aiphone K.K.